SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of July, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☒

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release: COPA AIRLINES BEGINS SERVICE TO GUADALAJARA, MEXICO

Copa Airlines Begins Service to Guadalajara, Mexico

Copa becomes the first airline with direct connections between Mexico's second largest city and Latin America

PANAMA CITY, Panama, July 18 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings SA. (NYSE: CPA), today begins five-times-weekly flights today from Panama and connecting cities in Latin America to Guadalajara, Mexico.
Copa will operate modern and efficient EMBRAER-190 aircraft on the Panama-Guadalajara route. This aircraft is has a 94-seat configuration, with 10 seats in Clase Ejecutiva (Business Class) and 84 seats in economy.
The flight schedule for this route is the following:

Destination	Weekly
	Frequencies	Departure	Arrival	Aircraft
Panama - Guadalajara	5	6:56 p.m.	10:54 p.m.	EMBRAER-190
Guadalajara - Panama	5	6:37 a.m.	10:48 a.m.	EMBRAER-190
*For flight information and ticket purchases, visit Copa Airlines' Web site: www.copaair.com

Guadalajara, capital of the State of Jalisco in Mexico, is the second most populous metropolitan area in Mexico after Mexico City. It is a highly industrialized city and the headquarters of important international businesses. "The opening of the new Panama-Guadalajara route will conveniently connect Guadalajara with the major cities Latin America through Copa's Hub of the Americas in Panama, promoting increased regional trade, commerce and tourism", stated Mr. Pedro Heilbron, CEO of Copa Airlines.

About Copa Holdings
Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 39 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through daily flights from Bogota, Cali and Medellin. CPA-G

SOURCE Copa Holdings, S.A.
-0- 07/18/2007
/CONTACT: Edisa G. Revilla - Panama, 507-304-2672, Pam Salazar - USA, 210-277-2929/
/First Call Analyst: /
/FCMN Contact: jputaturo@copaair.com /
/Web site: http://www.copaair.com /
(CPA)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 7/18/2007	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO